Joseph P. Galda

Direct Dial: (610) 458-6181

Email Address: jgalda@foxrothschild.com

April 3, 2012

Tetyana Aldave, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.- Registration Statement on Form S-3

Commission File No. 333-179868

Dear Ms. Aldave:

We are in receipt of your correspondence dated March 23, 2012 (the “SEC Comment Letter”) offering comments to the Registration Statement on Form S-3 of Radiant Logistics, Inc. (the “Registrant”), submitted to the SEC on March 2, 2012 (the “Registration Statement”).

Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the SEC Comment Letter. The Registrant’s responses immediately follow each comment.

General

1. Please revise throughout the prospectus to include the number of shares registered for resale and include the list of selling shareholders in the Selling Stockholders section. We note that you may not omit this information under Rule 430B(b) because you are not eligible to register resale of your securities in reliance on Instruction I.B.1 of Form S-3. We also note that your registration fee should be based on Rule 457(a) as opposed to Rule 457(o). Please advise or revise accordingly.

Tetyana (Tonya) Aldave

April 3, 2012

Response:

General Instruction I.B.1 does not appear to permit inclusion of selling securityholders in the Registration Statement because the aggregate market value of the Registrant’s common equity held by non-affiliates does not exceed $75 million. However, since the common stock of the Registrant is listed on a national securities exchange (the NYSE-AMEX), General Instruction I.B.3 does permit the use of Form S-3 for resales of common stock of the Registrant by such selling securityholders.

Under Rule 430B(b)(2), the identity of selling securityholders may be omitted from a base prospectus on Form S-3 if all of the following conditions are satisfied:

(i) The initial offering transaction of the securities (or securities convertible into such securities) the resale of which are being registered on behalf of each of the selling security holders, was completed;

(ii) The securities (or securities convertible into such securities) were issued and outstanding prior to the original date of filing the registration statement covering the resale of the securities;

(iii) The registration statement refers to any unnamed selling security holders in a generic manner by identifying the initial offering transaction in which the securities were sold; and

(iv) The issuer is not and during the past three years neither the issuer nor any of its predecessors was:

(A) A blank check company as defined in Rule 419(a)(2);

(B) A shell company, other than a business combination related shell company, each as defined in Rule 405; or

(C) An issuer in an offering of penny stock as defined in Rule 3a51–1 of the Securities Exchange Act of 1934.

It is respectfully submitted that all of these conditions are satisfied here. Accordingly, we believe the Registration Statement satisfies Rule 430B(b)(2) and accordingly the selling securityholder information may be omitted from the base prospectus in the Registration Statement.

Tetyana (Tonya) Aldave

April 3, 2012

We understand that the Staff may be of the view that the omission of the selling securityholder information, subject to the satisfaction of the conditions set forth above, is likewise conditioned upon the satisfaction of the requirements set forth in General Instruction I.B.1. We respectfully disagree to the extent that this reflects the Staff’s interpretation of Rule 430B. Rule 430B states in revelant part:

(b) A form of prospectus filed as part of a registration statement for offerings pursuant to Rule 415(a)(1)(i) by an issuer eligible to use Form S–3 or Form F–3 (§239.13 or §239.33 of this chapter) for primary offerings pursuant to General Instruction I.B.1 of such forms, may omit the information specified in paragraph (a) of this section, and may also [emphasis added] omit the identities of selling security holders and amounts of securities to be registered on their behalf if [the conditions set forth above are satisfied].

The sentence structure of Rule 430B seems clear that the reference to General Instruction I.B.1 refers to the first clause and not to the second clause relating to selling securityholder information. If the second clause was not so conditioned, the words “and may also omit” would be rendered meaningless. In light of this language, we believe that the omission of the identities of the selling securityholders is appropriate.

We have amended the Registration Statement to separately identify and quantify the maximum value of the Common Stock being registered for resale. Please see attached.

Selling Stockholders, page 31

2. Please revise to state that the selling stockholders may be deemed underwriters.

Response:

The requested revisions have been made. Please see attached.

Signatures, page 42

3. Please revise to include another paragraph, as provided in Form S-3, that should precede the signatures to your officers and directors signing in their individual capacities.

Tetyana (Tonya) Aldave

April 3, 2012

Response:

The requested revisions have been made. Please see attached.

4. Please revise your principal accounting officer or controller sign the registration statement in his or her individual capacity.

Response:

The requested revisions have been made. Please see attached.

Exhibit 5.1

5. Please confirm that counsel will file an unqualified opinion at each takedown.

Response:

We hereby confirm that counsel will file an unqualified opinion at each takedown.

6. Please have counsel delete assumption in subsection (5) in the last paragraph on page 2 of the opinion because shares being registered for resale have already been issued.

Response:

We are unable to remove the foregoing assumption because the selling stockholders have not been identified and therefore we are unable to determine if the conditions set forth in such assumption have been satisfied. Upon filing a prospectus supplement which identifies the selling stockholders and the shares of common stock that they are registering, our counsel will provide an updated opinion in which the assumption referenced above is removed.

7. Please have counsel delete the second full paragraph in section 5 of the opinion. Counsel may not attempt to limit reliance.

Response:

The requested revisions have been made. Please see attached.

Tetyana (Tonya) Aldave

April 3, 2012

We believe that we have adequately responded to the outstanding comments. Please call me directly at (610) 658-6181 with any questions or additional comments. Thank you.

Very truly yours,

FOX ROTHSCHILD LLP

By: /s/ Joseph P. Galda

Joseph P. Galda